Exhibit 3(ii)

Text of Amended and Restated Section 204 of Bylaws

Section 204 Eligibility and Mandatory Retirement. No person shall be eligible to be newly elected or appointed as a Director if such person shall have attained age sixty (60) on or prior to the date of election or appointment. No person shall be eligible to continue to serve as a Director beyond the date that the Director attains age seventy-six (76), and any director attaining age seventy-six (76) shall resign effective as of the date the Director turns seventy-six (76). Notwithstanding the foregoing, the provisions of this section shall not apply (i) to Directors elected as interim Directors at the first meeting of the Board of Directors of the Corporation, nor thereafter, should they desire to stand for re-election or (ii) to the appointment or election of a former senior officer of the Corporation or any of its affiliates upon his or her retirement from employment in such position.